29903 Agoura Road Agoura Hills, CA 91301 (818) 871-8542 (818) 871-8742 fax

February 27, 2009

VIA EDGAR AND FACSIMILE

Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	THQ Inc.
Form 10-K for the Fiscal Year Ended March 31, 2008
Filed May 28, 2008
Definitive Proxy Statement
Filed July 1, 2008
Form 10-Q for the Quarterly Period Ended September 30, 2008
Filed November 6, 2008
File No. 000-18813

Dear Ms. Collins:

This letter sets forth the responses of THQ Inc. (“THQ”, the “Company”, “we” or “our”) to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the Staff’s review of the following documents:

(i)                                     our Form 10-K for the Fiscal Year Ended March 31, 2008, filed on May 28, 2008 (the “10-K”),

(ii)                                  our Definitive Proxy Statement filed on July 1, 2008 (the “Proxy Statement”), and

(iii)                               our Form 10-Q for the Quarterly Period Ended September 30, 2008, filed on November 6, 2008 (the “10-Q”),

as contained in your letter dated January 30, 2009 (the “Letter”).

We understand that the purpose of your review is to assist us in enhancing the overall disclosure in our filing and in complying with the applicable disclosure requirements.  Thus, our responses herein are intended to enhance and/or explain the disclosures contained in the 10-K, the Proxy Statement and the 10-Q.

THQ’s responses set forth below correspond to the comments as numbered in the Staff’s letter.

Form 10-K for Fiscal Year Ended March 31, 2008

Item 1. Business, page 1

Strategy, page 2

Comment:

1.              We note your disclosure that you hold a long-term agreement with Yuke’s Co., Ltd. (Yuke’s), whom you have been working with since 1999, to continue to develop games based on the World Wrestling Entertainment (WWE) brand, which is also the subject of a lawsuit filed by the WWE on October 12, 2006.  You shipped six million units of WWE SmackDown vs. Raw! 2008, with games based on the WWE license accounting for over 25% of your net sales in fiscal 2008.  Please tell us how you determined not to file either your agreement with Yuke’s as the developer, or your license agreement with the WWE as material contracts under Item 601(b)(10)(ii)(B).

Response:

Pursuant to Item 601(b)(10)(ii) of Regulation S-K, if a contract ordinarily accompanies the kind of business conducted by the registrant, it is deemed to be ordinary course and need not be filed unless, under subsection (B), it is a “contract upon which the registrant’s business is substantially dependent.”

On September 28, 2004, we sent a letter to the Staff in response to a comment letter regarding our Form S-3 that was filed on August 15, 2002.  In that letter, we explained several reasons why we believed that we should not be required to file our license agreements, including our license agreement with the WWE, as material contracts under Item 601(b)(10)(ii)(B).  Those reasons include the following:

•                  Our business strategy is designed so that we are not substantially dependent upon any one “hit” title or the agreement underlying such title.

•                  Due to the seasonality of video game sales, filing a license agreement which underlies a “hit” title in an “off-season” quarter may be misleading to investors.

•                  Filing of licensing agreements that underlie “hit” titles would require a prospective determination of materiality.

•                  Filing of licensing agreements that underlie “hit” titles would put us at a competitive disadvantage; none of our competitors file such agreements.

We continue to believe that our business is not substantially dependent upon any one license agreement, including the WWE license agreement, and that the filing of our license agreements is not required for the reasons stated above.

We also do not believe that our business is substantially dependent upon our development agreement with Yuke’s.  Although we have a long-standing relationship with Yuke’s and we continue to use Yuke’s to develop our games, including games based on the WWE brand, Yuke’s is not the only developer that could develop these games for us.  We currently have development agreements in place with approximately 20 third-party developers to develop our games and over the years have entered into development agreements with many other developers.  Additionally, we have internal development capability located in our development studios around the world.  If we could not renew our agreement with Yuke’s or became unsatisfied with either the terms of the agreement or the quality of work, we could develop the WWE games internally or use another third-party developer to develop such games.

Accordingly, the Company believes that the license agreements and the development agreement with Yuke’s are not required to be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K because they are ordinary course agreements upon which the Company’s business is not substantially dependent and are also not within the scope of Items 601(b)(10)(ii)(A), (C) and (D) of Regulation S-K.

Major Customers, page 7

Comment:

2.              You disclose that Wal-Mart and GameStop each accounted for more than 10% of your gross sales in fiscal 2008, 2007, and 2006.  Please tell us how you determined that you were not required to file the agreements under Item 601(b)(10)(ii)(B).  Please also provide a materially complete description of these agreements, such as, but not limited to, if there are any continuing contractual obligations for you to sell and/or for them to purchase your products.  Confirm that you will enhance your discussion of your relationship with these customers in future filings.

Response:

As noted earlier, pursuant to Item 601(b)(10)(ii) of Regulation S-K, if a contract ordinarily accompanies the kind of business conducted by the registrant, it is deemed to be ordinary course and need not be filed unless, under subsection (B), it is a “contract upon which the registrant’s business is substantially dependent.”

The Company sells its products to Wal-Mart pursuant to individual purchase orders placed by Wal-Mart and sells its products to GameStop pursuant to individual purchase orders placed by GameStop. We have two “Vendor” agreements with Wal-Mart (one for our console products and one for our PC products) that we entered into in 2001 and 2002, respectively, that address certain standard terms and conditions between the Company and Wal-Mart, such as payment terms, however, the agreements do not contain any commitment for Wal-Mart to purchase, or for the Company to sell, any minimum level of products.  We do not have any agreements with GameStop.  With respect to both Wal-Mart and GameStop, as well as our other customers, the customer submits a purchase order for each purchase request, and that purchase order contains basic pricing and delivery terms for such purchase.  None of the purchase orders individually, with any customer, accounted for more than 10% of the Company’s consolidated net revenue for the fiscal years ended March 31, 2008, 2007 or 2006.

The Company confirms that it will enhance our discussion of our relationship with these customers in future filings, under the “Major Customers” heading, by disclosing the information contained in the paragraph above, as applicable to such filing; however, the Company does not believe the purchase orders or the “Vendor” agreements with Wal-Mart are required to be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K because they are ordinary course agreements upon which the Company’s business is not substantially dependent and are also not within the scope of Items 601(b)(10)(ii)(A), (C) and (D) of Regulation S-K.

Item 1A. Risk Factors, page 9

Comment:

3.              In a risk factor on page 12, you mention that key licensors, such as Disney and Warner Bros., have increased their development of video games, which “could lead to such licensors not renewing [your] licenses” to develop video games based upon their properties, or not granting such future licenses to you.  However, according to news articles in February 2008 we understand that this not only could but “has” led to Disney•Pixar deciding to go in-house for the development and publishing of the video game version of “Toy Story 3,” expected to be released in June 2010.  In future filings please ensure that your disclosure here and elsewhere, as appropriate, fully addresses this issue.  Please also tell us what thought you have given to filing your agreements with key licensors as material contracts.  We note that your top three selling licensed brands, WWE, Disney•Pixar, and Nickelodeon, together accounted for 54% of your total net sales in fiscal 2008.

Response:

The referenced risk factor reads as follows:

“As discussed above, a significant portion of our revenue is due to sales of games based upon licensed properties. In recent years, some of our key licensors, including Disney and Warner Bros., have increased their development of video games, which could lead to such licensors not renewing our licenses to publish games based upon their properties or not grant future licenses to develop games based upon such properties. If we do not publish such games, our revenue could be significantly affected.”

Our licenses with Disney•Pixar (and with the former Disney and Pixar prior to Disney’s acquisition of Pixar) have always been specific to certain properties and have never granted us rights to all properties within a category.  For example, our current license with Disney•Pixar  includes the properties “Ratatouille”, “WALL•E”, “Up” and the next wholly-owned Pixar film following “Up”.  The license specifically excludes sequels to properties that are not one of those four films, such as any sequel to “Toy Story”.   Since our Disney•Pixar license is specific to these properties, we were competing with Disney, as well as with other publishers, to publish the rights to “Toy Story 3”.  We believe that our disclosure sufficiently addresses our situation and if there are specific instances in which our licensors do not renew our licenses to develop video games based upon their properties or don’t grant us future licenses based upon such properties, we will ensure that our disclosure fully addresses the issue.

Please see our response to comment #1 with respect to our analysis regarding the filing of our agreements with key licensors as material contracts.

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchase of Equity Securities, page 19

Comment:

4.              You issued 199,631 shares of your common stock to shareholders of Big House [sic] Games, Inc., and disclose that the transaction was exempt under Section 4(2) of the Securities Act and/or Regulation D.  Please clarify whether the shareholders of Big House [sic] Games, Inc. were accredited or sophisticated with access to information.

Response:

On January 18, 2008, in connection with our acquisition of Big Huge Games, Inc. (“BHG”), we issued an aggregate of 199,631 shares of our common stock to stockholders of BHG as partial consideration for the purchase of their shares of BHG. The shares are restricted from transfer and held in escrow by THQ until certain criteria are met, as set forth in the BHG stock purchase agreement. We issued and sold these shares in a transaction exempt from registration under Section 4(2) of the Securities Act of 1933 (the “Act”) and/or Regulation D promulgated thereunder. The shares were offered to “accredited investors,” as defined under Regulation D, and no more than 35 non-accredited investors. At the time immediately prior to making any sales, we believed that each purchaser who was not an accredited investor had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of the prospective investment. Each investor was given access to information about us, as specified in Regulation D, in making investment decisions. The recipients of the shares were not acting as underwriters within the meaning of Section 2(a)(11) of the Act, written disclosure was made to each recipient that the shares have not been registered under the Act and, therefore, cannot be resold unless they are registered under the Act or unless an exemption from registration is available, and appropriate legends were affixed to the share certificates issued to each recipient. The issuance of these shares was made without general solicitation or advertising.

We will include the above clarification in our 10-K to be filed for our fiscal year ending March 31, 2009.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Comment:

5.              Throughout the results of operations, you describe factors that contributed to a material change in revenue without quantifying each factor.  For example, you disclose on page 34 that North America sales decreased by $97 million, or 16.4%, in fiscal 2008 as compared to fiscal 2007 primarily because sales of Ratatouille in fiscal 2008 were outperformed by sales of Cars in fiscal 2007, partially offset by an increase in the sales of WWE SmackDown vs. Raw! 2008 as compared to the 2007 edition, and by an increase in sales of your owned intellectual property, including MX vs. ATV Untamed, without quantifying the number of sales and/or the change in sales for each factor or title mentioned.  Under Cost of Sales – Product Costs on page 39 you similarly disclose that product costs as a percentage of net sales increased by 3.6 basis points, primarily due to a higher rate of sales returns and allowances on various titles, and a lower fiscal 2008 sales mix of high-margin PC products, without quantifying the impact of each factor nor the business reasons why sales returns increased or allowances were up, or why your sales mix included less high-margin PC products.  In future filings please expand this section to provide quantified disclosure of each material factor identified, and also a qualitative discussion of why such changes have occurred.  See Item 303(a)(3)(ii) of Regulation S-K.  Note that this comment also relates to the Form 10-Q for the fiscal quarter ended September 30, 2008.

Response:

We note the Staff’s comment and we will expand our disclosures in future filings to provide additional quantitative and qualitative discussions related to the material changes in our discussions of the results of our operations.   Specifically, we will quantify (where material) changes due to unit volume, pricing, foreign currency, and sales returns and allowances, as well as provide qualitative discussions as to why such changes have occurred.

Comment:

6.              You refer to “our catalog titles,” “additional titles,” and our “owned intellectual property” as drivers of changes in revenue throughout your results of operations.  For example, under Nintendo Dual Screen Net Sales on page 37 you disclose revenue growth in fiscal 2008 of $112.8 million primarily from “release of nine additional titles in fiscal 2008 as compared to fiscal 2007, including Drawn to Life and WWE SmackDown vs. Raw! 2008, and an increase in sales of “our catalog titles.”  Drawn to Life is your owned intellectual property, a category which at other times you have separated out as its own factor, such as the release of Saints Row in fiscal 2008 under Microsoft Xbox 360 Net Sales.  Please tell us what you mean by “our catalog titles” and “additional titles,” including if these categories encompass both licensed and owned intellectual property, and also what thought you have given to consistently identifying your owned intellectual property, given that you regard this to be a cornerstone of your long-term growth strategy.

Response:

We use the term “catalog” to indicate titles which were released in fiscal years previous to the fiscal year under discussion, and thus are no longer considered “new releases.”  We use the term “additional titles” to communicate that we had more new releases during the period.  Therefore, the phrase “release of nine additional titles” was intended to address the fact that we had nine more “new releases” in the period under discussion as compared to the prior period.  The terms “catalog” and “new releases” only pertain to the timing of our game releases and can encompass both licensed products and our owned intellectual properties.  We note the Staff’s comment and will revise our disclosures in future filings to revise and clarify the terms used.  We also note the Staff’s comment with respect to consistently identifying our owned intellectual property and we will revise our disclosures in future filings to include a specific discussion of our owned intellectual property.

Comment:

7.              Currently, the text provides little information to investors about the pricing environment for your products over the three most recent years.  You disclose under PC Net Sales on page 38 that net sales decreased in fiscal 2008 by $55.3 million, primarily because of lower sales for two of your standalone expansion packs, Company of Heroes: Opposing Fronts and Supreme Commander: Forged Alliance, as compared to their original releases in fiscal 2007 that commanded premium PC pricing.  You similarly disclose under Microsoft Xbox 360 Net Sales that your owned intellectual property Saints Row commanded premium pricing in fiscal 2008.  Please explain what you mean by the term “premium pricing,” what titles this applies to, and if there is a limited duration such premium pricing exists.  You also disclose in a risk factor on page 11 that as consumers purchase games for current generation consoles, the demand for games on PlayStation 2 may decline, reducing pricing for  your products for that console and lowering revenues.  There is no subsequent discussion of pricing for your products on predecessor platforms in your results of operations.  In future filings please quantify the extent to which any revenue increases were the result of increases in volume sold or increases in price, and also the effect of any decreasing selling prices for  your titles on legacy consoles.  Note that this comment also relates to the Form 10-Q for the fiscal quarter ended September 30, 2008.

Response:

We use the term “premium pricing” to refer to titles that THQ publishes at higher prices, for example, titles that are released at a Manufacturer’s Suggested Retail Price (“MSRP”) of $49.99 or more in North America.  The “premium priced” titles Saints Row, Company of Heroes and Supreme Commander were released in North America at MSRPs of $59.99, $49.99 and $49.99, respectively.  The expansion pack titles Company of Heroes: Opposing Fronts and Supreme Commander: Forged Alliance were released at MSRPs of $39.99.  The sales price of any title (whether or not it was released at a premium price) will generally decrease over time as the title migrates from a “new release” to a “catalog” title.  Therefore, we have typically addressed any material changes in pricing as changes in the mix of our sales of “new releases” versus “catalog” titles (as discussed in the Staff’s Comment No. 6).   We will revise our disclosures in future filings to quantify the extent to which any material changes in revenue were the result of material changes in units sold versus pricing (as discussed in our response to the Staff’s Comment No. 5).  Additionally, we will quantify the extent to which any material changes in revenue were the result of material changes in the mix of our sales of games designed for play on current generation versus legacy platforms.

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 64

Comment:

8.              We note that some of your packaged software products are developed with the ability to be connected to, and played via, the internet and that you maintain servers which support an online service you provide to customers.  We also note that you generally consider the online service to be incidental to the overall product offering and an inconsequential deliverable although there are instances where the online service is considered a substantial deliverable in addition to the software product.  Clarify what factors you consider in determining whether the online service is incidental or substantial to the overall product offering.  In your response, please provide examples for each type of offering and explain how the online service differs for each.

Response:

We believe that considerable judgment is required to determine whether an online service represents a deliverable.  In order to determine whether the online service for a particular game is more-than-inconsequential to the overall product offering we consider the following factors: the nature of the online service, the extent of the anticipated marketing focus on the online service and the importance of the online service to the consumers’ overall game play experience.  If the online service is determined to be more-than-inconsequential to the intended functionality of the packaged game, we then assess the significance of our post sale obligations, if any.  Certain of our online multiplayer games are designed to work within Microsoft’s existing online environments such as “Xbox Live!” on Xbox360 or “Games for Windows” on PC.  As we have no continuing involvement in hosting, maintaining, or servicing these environments, we have no post sale obligations.

In fiscal 2008 we released Frontlines: Fuel of War on Xbox 360 and PC and we determined the online service was more-than-inconsequential to the intended functionality of the packaged game.  Frontlines: Fuel of War is a first person shooter game that is not based on an established brand or license and includes general online services for friend lists, messaging and leader boards.  It also contains matchmaking to support the online multiplayer functionality which was developed to support up to 64 players on PC and up to 50 players on Xbox 360.  At the time of this game’s initial release, the number of concurrent players was significant and the marketing efforts and box packaging focused on the online multiplayer experience. We therefore believe our consumers most anticipated the online multiplayer functionality in their overall game play experience.  In addition, the offline single player mode was not designed to be as extensive as the online multiplayer mode, which we believe delivers a significantly enhanced game play experience. As a result, we determined that the online services were more-than-inconsequential to the intended functionality of the packaged game, and we then considered the significance of our post sale obligations, if any.

In order to provide the online services for Frontlines: Fuel of War on both the PC and Xbox 360 platforms, we contracted with an online service provider.  In order to support the most significant feature of the game, the online multiplayer functionality, and due to the substantial number of concurrent players, our personnel worked closely with the online service provider to ensure adequate server space was available.  This included having dedicated THQ personnel manage the server usage and secure server space to enable the online services.  As discussed above, we typically would not have any post sale obligations related to online services for a game made for play on the Xbox 360 platform.  However, Frontlines: Fuel of War was designed for up to 50 concurrent players on Xbox 360, which exceeded the capacity of the Xbox Live! environment (which utilizes the consumer’s Xbox 360 console for server hosting).  As a result, the online services for Frontlines: Fuel of War on the Xbox 360 platform were also supported by external servers provided by the online service provider and THQ.  We considered these post sale obligations to be significant and as we do not charge separately for the online services, we concluded that the online services for this game represented a deliverable for which we did not have vendor specific objective evidence.

In fiscal 2008 we released WWE Smackdown vs. Raw 2008 on Xbox 360, Wii, PlayStation 3, PlayStation 2, PlayStation Portable and Dual Screen, and determined the online services did not represent a deliverable.  WWE Smackdown vs. Raw 2008 is a licensed property based on the WWE wrestling franchise.  Online services were only offered on this game made for play on Xbox 360 and PlayStation 3, and only allows up to four online multiplayers, in contrast to Frontlines: Fuel of War which offers up to 64 online multiplayers.  The marketing focus for games based on our WWE license is primarily the WWE based content including the characters, storylines, fighting functionality, and styles.  Examples of these elements in WWE Smackdown vs. Raw 2008  include: a choice of eight Superstar Fighting Styles; pressure based “Struggle Submission System”; Extreme Championship Wrestling content; “24/7 MODE”; and the WWE rosters. As a result, we believe our consumers most anticipated the WWE branded elements in their overall game play experience.  The offline single player mode was designed to provide a very robust game play experience and includes access to more features (e.g. matches, characters, and customization) than the online multiplayer mode which contains only a small subset of the overall game’s features. For this game, we determined the online services were inconsequential or perfunctory to the overall functionality of the game and did not represent a deliverable.

Comment:

9.              We note on page 3 that you are currently focused on generating revenue from in-game advertising, downloadable content / micro-transactions, mobile content and massively multi-player online gaming.  For each period presented, quantify the amount of revenue recognized related to each of these revenue streams.

Response:

Revenue recognized from in-game advertising and downloadable content/micro-transactions was less than 1% of our revenue in fiscal 2006, 2007 and 2008.  Through the end of fiscal 2008 we had not released any massively multi-player online (“MMO”) games and as such there is no revenue recognized from this type of game in fiscal 2006, 2007 or 2008.  We plan to release our first MMO game, with the release of Dragonica, a free-to-play, micro-transaction-based casual game in North America in calendar 2009.  We will consider disclosures of these amounts in the event they become material.

The term “mobile content” refers to games sold on our “wireless platform”.  Revenue recognized from our wireless platform for fiscal 2006, 2007 and 2008 was $36,112,000, $26,467,000 and $19,751,000, respectively.  These amounts were disclosed in our 10-K on page 93 within “Note 18 – Segment and Geographic Information” in the “Platform” information under “Handhelds” in the “Wireless” line item.  Additionally, revenue recognized from our wireless platform for fiscal 2008 and 2007 was disclosed on page 34 in our 10-K and for fiscal 2007 and 2006 was disclosed on page 43 in our 10-K.  We note the ambiguity that may result between using the terminology “mobile content” and the “wireless platform,” and we will revise our disclosures in future filings to ensure the terminology is consistent.

Item 9A. Controls and Procedures, page 96

(c) Changes in internal control over financial reporting, page 96

Comment:

10.        We note your statement that there were “no material changes” in your internal control over financial reporting in the fourth quarter of fiscal 2008.  Please clarify to us, and provide in future filings, if there was any change in your internal control over financial reporting during your last fiscal quarter (the fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.  See Item 308(c) of Regulation S-K.

Response:

Beginning with the 10-Q for the quarterly period ended June 30, 2008 that was filed by the Company on August 7, 2008, the Company has revised its disclosure to clarify whether there was any change in our internal control over financial reporting during our last fiscal quarter (the fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.  For example, in our 10-Q for the quarterly period ended June 30, 2008, the Company’s disclosure read as follows:

“There were no changes in our internal control over financial reporting that occurred during our first fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.”

The Company also confirms that for the fourth fiscal quarter of fiscal 2008, there were no changes in our internal control over financial reporting that occurred that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

 Part IV, page 100

Item 15. Exhibits and Consolidated Financial Statement Schedules, page 100

Comment:

11.        We note that various exhibits are marked as having portions omitted, pursuant to requests for confidential treatment.  Please verify that you still require confidential treatment for the various exhibits listed.

Response:

The following exhibits were marked in our 10-K as having portions omitted pursuant to requests for confidential treatment:

•                  PlayStation® 2 CD-Rom / DVD-Rom Licensed Publisher Agreement, dated as of April 1, 2000 between Sony Computer Entertainment America Inc. and the Company (the “PS2 Agreement”);

•                  PlayStation® Portable Licensed Publisher Agreement, dated as of November 17, 2004 between Sony Computer Entertainment America Inc. and the Company (the “PSP Agreement”);

•                  Global PlayStation 3 Format Licensed Publisher Agreement and North American Territory Rider, effective as of March 5, 2007 by and between Sony Computer Entertainment America Inc. and the Company (the “PS3 Agreement”);

•                  Xbox 360 Publisher License Agreement, dated as of October 31, 2005 by and between Microsoft Licensing, GP and the Company (the “Xbox 360 Agreement”);

•                  Microsoft Corporation Xbox™ Publisher License Agreement, dated as of March 20, 2001 between Microsoft Corporation and the Company (the “Xbox Agreement”);

•                  Amendment to Xbox™ Publisher License Agreement, effective as of March 1, 2005 and dated March 9, 2005 by and between Microsoft Licensing, GP and the Company (the “Amendment to the Xbox Agreement”);

•                  Confidential License Agreement for Game Boy Advance (Western Hemisphere), dated as of July 18, 2001 between Nintendo of America, Inc. and the Company (the “GB Agreement”);

•                  Confidential License Agreement for Nintendo GameCube (Western Hemisphere), dated as of April 5, 2002 between Nintendo of America, Inc. and the Company (the “GameCube Agreement”);

•                  First Amendment to Confidential License Agreement for Nintendo GameCube, dated as of April 5, 2005 between Nintendo of America, Inc. and the Company (the “Amendment to the GameCube Agreement”);

•                  Confidential License Agreement for the Nintendo DS handheld platform, dated as of January 25, 2005 between Nintendo of America, Inc. and the Company (the “DS Agreement”); and

•                  Confidential License Agreement for the Wii Console (Western Hemisphere), dated as of October 12, 2007 between Nintendo of America Inc. and the Company (the “Wii Agreement”).

The PS2 Agreement, PSP Agreement, PS3 Agreement, Xbox 360 Agreement, GB Agreement, DS Agreement and Wii Agreement are all still in effect, we publish games on all the platforms under which such licenses allow us to publish, and confidential treatment is still needed for such exhibits.  The GB Agreement will expire on July 18, 2009 and at this time we do not intend to request an extension for confidential treatment of such agreement beyond its expiration date.  The Xbox Agreement, the Amendment to the Xbox Agreement, the GameCube Agreement and the Amendment to the GameCube Agreement have expired and we no longer require confidential treatment for these exhibits.

Exhibits 31.1 and 31.2

Comment:

12.        You have included the title of the certifying officer when identifying the individual in the beginning of the certification, and after the phrase “most recent fiscal quarter,” you omitted the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d).  Please note that the certifications may not be changed in any respect from the language set forth in Item 601(b)(31)(i) of Regulation S-K.  See Section II.B.4 of SEC Release No. 34-46427 (Aug. 28, 2002) and the Division of Corporation Finance Staff Alert (Mar. 4, 2005) available on our website at www.sec.gov.  Please confirm to us and provide in future filings disclosure that conforms to the Item requirements.  Note that this comment also relates to the Form 10-Q for the fiscal quarter ended September 30, 2008.

Response:

The Company recognizes that the certification may not be changed in any respect from the language set forth in Item 601(b)(31)(i) of Regulation S-K.  Beginning with the 10-Q for the period ended December 31, 2008 that was filed by the Company on February 5, 2009, the Company did not include, and in future filings the Company will not include, the title of the certifying officer in the lead-in sentence to the certifications required by Item 601(b)(31).  Additionally, in future filings, the Company will include the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d) of the certification.

 Definitive Proxy Statement filed July 1, 2008

Director Compensation, page 11

Comment:

13.        Please tell us why you did not disclose the grant date fair value of any stock and/or option awards received by any of your directors for the last completed fiscal year, nor the aggregate number of equity awards outstanding at the end of the fiscal year for any of your directors.  See Instruction to Item 402(k)(2)(iii) and (iv).  Please also confirm that in future filings you will provide any necessary disclosure.

Response:

The grant date fair value of the stock awards, per share, was equal to the closing price of THQ’s common stock on the date of the grant, as determined in accordance with FAS 123(R).  There were no other assumptions used in their valuation and thus the amounts disclosed are the grant date fair values.  In the future, we will make it clear that the grant date fair value of the stock awards is the grant date fair market value of the underlying shares.

The disclosure regarding the option grant date fair value and the aggregate number of equity awards outstanding disclosure will be provided in future filings and the omission from the prior filing was inadvertent.  The Company will ensure that future disclosure will conform to the requirements of Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Compensation Discussion and Analysis, page 18

The Elements of THQ’s Compensation Program, page 20

Annual Cash Bonus, page 22

Comment:

14.        On page 18 you state that your compensation program is designed to “emphasize a pay-for-performance philosophy through the annual cash bonus opportunities designed to reward executives for achievement of annual corporate financial performance goals as well as individual goals.”  On page 23 you further disclose that the individual goal component is discretionary, and is based on actual individual performance versus pre-established individual goals.  Yet, you have not discussed pre-established goals nor the compensation committee’s assessment of actual individual performance for fiscal 2008 for any named executive officers.  To the extent your compensation is based in any part on individual performance, the elements of individual performance should be described.  Note that this also applies to the individual performance criteria used in granting discretionary long-term equity awards.  See Item 402(b)(2)(vii) of Regulation S-K.  Please confirm that in future filings you will provide conforming disclosure.

Response:

The individual performance goals used in determining annual cash bonuses for our executive officers are subjective and achievement of the goals is based on qualitative assessment by the Compensation Committee; there are no objective targets established for these goals.  The typical individual performance goals are noted on page 22 of the Proxy Statement.  As noted in Question and Answer 118.04 of the Compliance & Disclosure Interpretations of the Division of Corporation Finance, the Compensation Discussion and Analysis is not required under certain circumstances to provide quantitative targets relating to subjective individual performance goals.

In future filings we will describe the actual individual performance goals for the executive officers that were used for the applicable fiscal year for purposes of the individual goals bonus component.  We will also describe the Compensation Committee’s discretionary assessment of the extent to which the executive officers achieved their goals for the fiscal year (in terms of the percentage of the individual bonus component earned).

The individual performance criteria used in determining equity grants to executive officers are also subjective and achievement of the goals is based on qualitative assessment.  We will in future filings describe the criteria that were taken into account in making the grants and, to the extent applicable, the Compensation Committee’s assessment of the performance of the executive officers with respect to the criteria.

Comment:

15.        Please explain how the target bonus levels on page 22 for each named executive officer were set at the specific percentages.  Please confirm that you will provide conforming disclosure in future filings.  See Item 402(b)(1)(v) of Regulation S-K.

Response:

As discussed on page 19 of the Proxy Statement, in fiscal 2008, the Compensation Committee of the Board of Directors of the Company, with the assistance of an external compensation consultant, Frederic W. Cook & Co., Inc., collected and analyzed competitive market data with the goal of setting compensation for our named executive officers at levels that are competitive with the amounts paid to the executive officers in comparable positions at our “comparable companies” (as defined therein).  Further, in our discussion regarding “Mix of Pay Components” on page 21 of the Proxy Statement, we disclose that, because pay-for-performance is the cornerstone of our executive compensation program, we generally target base salaries at or below the 50th percentile within our comparable companies and target annual cash bonuses and long-term equity incentive awards above the 75th percentile so that if the Company performs well, the total direct compensation paid to our executives is at approximately the 75th percentile within our comparable companies.

Keeping the above-stated goals in mind, our Compensation Committee set the target bonus levels on page 22 of the Proxy Statement at the specific percentages so that if the Company performed well, the combination of the base salary, annual cash bonuses and long-term equity incentive awards paid to our named executive officers would be at approximately the 75th percentile within our comparable companies.  In future filings, we will clarify how the specific percentages for target bonus levels of our named executive officers are set.

Comment:

16.        We note that the cash bonus paid to each named executive officer in fiscal 2008 was based solely on achievement of individual goals and then multiplied by the personal performance factor of 0.7 to 1.1.  Please tell us what the personal performance factor was for each named executive officer, and how this was determined, and confirm to us that you will disclose this information in future filings.  Also, please explain how individual goals were achieved in fiscal 2008 for all named executive officers, with the exception of your ex-chief financial officer Mr. Zinser, considering your guiding principle of pay-for-performance, when you failed to reach even minimal corporate performance goals.  Additionally, in reference to the individual bonus to Mr. van der Colff, please explain why he was paid $51,781 when his target individual goal was only $34,520.

Response:

The personal performance factor for each named executive officer in fiscal 2008 was as follows:

•                  Mr. Farrell – 1.0

•                  Mr. Curran – 1.0

•                  Mr. Kennedy – 1.0

•                  Mr. Sorensen – 1.0

•                  Mr. van der Colff – 1.5

At the end of each fiscal year, Mr. Farrell reviews the performance of each of the executive officers, other than Mr. Farrell, and recommends a performance factor based upon such review.  As we discussed on page 23 of the Proxy Statement, the Compensation Committee reviews the recommended performance rating of each named executive officer and additionally reviews Mr. Farrell’s performance, and based upon such performance reviews, the Compensation Committee assigns a personal performance factor.  Like the individual goals, the personal performance factor rating is subjective and based on overall performance by such named executive officer.  In future filings, we will disclose the personal performance factor for each named executive officer and explain how such factor was determined.

Our formula for calculating annual cash bonuses has separate components for both individual goals and company goals (see formula, set forth on page 22 of the Proxy Statement).  Because these components are separate and distinct, individual goals may be fully achieved even where the company goal is not achieved.  For a discussion of the components of individual goals, please see our response to the Staff’s Comment #14, above.  Thus, under our pay-for-performance philosophy, our Compensation Committee determined that in fiscal 2008, our named executive officers achieved individual goals even though we failed to reach even minimal corporate performance goals.

Mr. van der Colff was paid a bonus that reflects a 1.5 personal performance factor for his individual goals component of his bonus.  Please note that we disclose in a footnote on page 18 of the Proxy Statement that Mr. van der Colff was hired as our Vice President, Corporate Controller.  Although he served as our Interim Chief Financial Officer during fiscal 2008, and thus is a named executive officer for purposes of our Proxy Statement disclosures, he is not an executive officer of THQ and his compensation is not governed by our executive compensation program.  In response to your question, Mr. van der Colff was awarded a 1.5 performance factor because he took on a role (Interim Chief Financial Officer) that was much larger than contemplated (Controller) when he was hired and thus he was rewarded individually for such performance.

Tax and Accounting Implications, page 27

Deductibility of Executive Compensation, page 27

Comment:

17.        You disclose that you have “from time to time approved elements of compensation for certain officers that are not fully deductible” under Section 162(m) of the Internal Revenue Code.  Please tell us if (1) there was any non-deductible compensation provided in fiscal 2008; and if so, please disclose the total amount for each named executive officer; and (2) disclose the incremental tax cost to the company of these forgone deductions.  Please confirm that in future filings you will include this information, or include such information when describing each individual compensation element for your named executive officers.

Response:

During fiscal 2008, Brian Farrell and Jack Sorenson had $1,026,404 and $105,844, respectively, in total compensation that exceeded the $1,000,000 deductibility cap outlined in Section 162(m) and was therefore non-deductible to the Company.  The incremental tax cost to the Company for these forgone deductions was approximately $425,000.  We confirm that in future filings we will include this information in our proxy statements in our discussion of tax and accounting implications of executive compensation.

Form 10-Q for the Fiscal Period Ended September 30, 2008

Note 2. Investment Securities, page 6

Comment:

18.        We note in your disclosure that for certain of your auction rate securities, you used a discounted cash-flow valuation model to value these securities.  We also note that in October 2008, you entered into an agreement with the broker of certain of your auction rate securities that provide you with the future option to sell such auction rate securities to the broker at the par value of the underlying securities beginning in July 2010.  Tell us what impact, if any, the agreement offered by the broker in October 2008 had or will have on the valuation of your auction rate securities.

Response:

We determined that the agreement entered into with the broker of certain of our auction rate securities (“ARS”) provided us with a right (or “put option”) to exchange the ARS for cash at a future date, but did not change the nature of the underlying ARS.   As a result, the agreement did not have an impact on our valuation of the underlying ARS.  We determined that the put option received had a value as a freestanding instrument that should be valued and accounted for separately from the underlying ARS.

We have disclosed the following related to the ARS subject to the agreement with our broker in “Note 2- Investments” to our condensed consolidated financial statements included in our Form 10-Q for the quarter ended December 31, 2008, as filed on February 5, 2009:

“In October 2008, we entered into a settlement agreement with UBS, the broker of certain of our ARS (the “UBS Agreement”). The UBS Agreement provides us with Auction Rate Securities Rights (“Rights”) to sell such ARS to UBS at the par value of the underlying securities at any time during the period June 30, 2010 through July 2, 2012. These Rights are a freestanding instrument accounted for separately from the ARS, and are registered, nontransferable securities accounted for as a put option. Under the UBS Agreement, UBS may, at its discretion, sell the ARS at any time through July 2, 2012 without prior notice, and must pay us par value for the ARS within one day of the settlement. As of December 31, 2008, the put option had a fair value of $5.2 million and is recorded in long-term investments, pledged and a gain of $5.2 million is recorded in interest and other income, net in the accompanying condensed consolidated statement of operations for both the three and nine months ended December 31, 2008.

Additionally, pursuant to the UBS Agreement, we have the ability to borrow up to 75% of the market value of the ARS (as determined by UBS) at any time, on a no net interest basis, to the extent that such ARS continue to be illiquid or until June 30, 2010 (see “Note 10 – Secured Credit Lines”) and in return, we agreed to release UBS from certain potential claims related to the ARS in certain specified circumstances. The credit line is secured by our ARS held with UBS, which have a par value of $30.8 million and a fair value of $25.3 million at December 31, 2008. As of December 31, 2008, we have borrowed $21.6 million under the UBS Agreement. The ARS held with UBS that were previously reported as available-for-sale were transferred to trading securities and are classified as long-term investments, pledged. We recorded a charge of $5.5 million for the mark-to-market adjustment related to these trading securities in interest and other income, net.

We have elected fair value accounting for the put option under SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“FAS 159”), recorded in connection with an ARS settlement agreement signed with UBS as discussed above. This election was made in order to mitigate volatility in earnings caused by accounting for the put option and underlying ARS under different methods. We have estimated the value of the put option as the difference between the par value of the underlying ARS and the fair value of the ARS, after applying an estimated risk discount, as the put option gives us the right to sell the underlying ARS to the broker during the period June 30, 2010 to July 2, 2012 for a price equal to the par value.”

Note 5. Goodwill, page 11

Comment:

19.        We note that there was a significant decline in your market capitalization during the three months ended December 31, 2008.  It appears that this is a triggering event that would require you to reassess your goodwill for impairment.  Please tell us what consideration you gave to reassessing the recoverability of your goodwill for the third quarter of fiscal 2009.  If you did not perform impairment tests during the third quarter of fiscal 2009, please explain why.  To the extent that impairment tests were performed, tell us how you determined whether or not an impairment of goodwill existed.

Response:

In connection with the preparation of our financial statements for the quarter ended December 31, 2008, we determined that the significant decline in our stock price in the latter half of the third quarter of fiscal 2009 represented a triggering event which caused us to perform an interim assessment of goodwill for impairment as of December 31, 2008.  We did not pass the first step of the two-step impairment test required by FAS 142 which includes comparing the fair value of our single reporting unit to its carrying value and as a result, we performed step two of the impairment test.  Based on our preliminary analysis, we recorded goodwill impairment charges of $118.1 million during the quarter ended December 31, 2008, representing the entire amount of our previously recorded goodwill.

We have disclosed the following related to the impairment of goodwill in “Note 5- Goodwill” to our condensed consolidated financial statements included in our Form 10-Q for the quarter ended December 31, 2008, as filed on February 5, 2009:

“We perform an annual assessment of goodwill for impairment during the fourth quarter of each year or more frequently, if events or circumstances occur that would indicate a reduction in the fair value of the Company. In the latter half of the third quarter of fiscal 2009, our stock price declined significantly, resulting in a market capitalization that was substantially below the carrying value of our net assets. In addition, the unfavorable macroeconomic conditions and uncertainties have adversely affected our environment. As a result, in connection with the preparation of the accompanying financial statements, we performed an interim goodwill impairment test consistent with SFAS No. 142, “Goodwill and Other Intangible Assets” (FAS 142).

We performed the first step of the two-step impairment test required by FAS 142 which includes comparing the fair value of our single reporting unit to its carrying value. Due to the current market conditions, our analysis was weighted towards the market value approach, which is based on recent share prices, and includes a control premium based on recent transactions that have occurred within our industry, to determine the fair value of our single reporting unit. We concluded that the fair value of our single reporting unit was less than the carrying value of our net assets and performed the second step of the impairment test. Our step two analysis involved preparing an allocation of the estimated fair value of our reporting unit to the tangible and intangible assets (other than goodwill)

as if the reporting unit had been acquired in a business combination. Based on our preliminary analysis, we recorded goodwill impairment charges of $118.1 million during the quarter ended December 31, 2008, representing the entire amount of our previously recorded goodwill.”

Item 6. Exhibits, page 39

Exhibit 10.1

Comment:

20.        You have redacted portions of this exhibit, and state that the confidential portion was omitted and filed separately with the Securities and Exchange Commission.  Please provide us with a copy of your request for confidential treatment, because we have no record of this request.  Additionally, the exhibit index should be marked to indicate that portions of the exhibit have been omitted pursuant to a request for confidential treatment.

Response:

In responding to the Staff’s comments, we realize that we had not filed a request for confidential treatment for such exhibit at the time of the filing of our 10-Q.  On February 20, 2009, we filed a request for confidential treatment that includes a request for confidential treatment of Exhibit 10.1 to the 10-Q.  We will provide such request to you under separate cover.  Additionally, we will ensure that in future filings, all exhibits for which we have sought confidential treatment are appropriately marked on the exhibit list.

The Company believes that our responses herein satisfy the Staff’s requests set forth in the Letter.  THQ will revise future filings as provided above.

Additionally, as requested in the Letter, THQ hereby acknowledges that the following: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the U.S. Securities and Exchange Commission from taking any action with respect to the filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any additional questions or comments to me at (818) 871-8542.  My fax number is (818) 871-8742.

Very truly yours,

/s/ Sheryl Kinlaw

Sheryl Kinlaw

Senior Counsel / Securities Counsel